EXHIBIT 99.2

Tongxin International, Ltd.

Tongxin CEO to Present Company’s Achievements and Growth Plans at Aegis Capital Corporation.’s Emerging Growth Conference in Las Vegas, April 29 -30

CHANGSHA, China, April 26, 2011 - Tongxin International Ltd., (Pink Sheets: TXIC), a China-based manufacturer of engineered vehicle body structures (“EVBS”) and stamped parts for the commercial automotive industry, today announced that William Zielke, the Company’s CEO, will present a full overview of Tongxin’s achievements, market position, new business initiatives and plans for growth at the Aegis Capital Emerging Growth Conference (ACEGC).  The Conference, sponsored by Aegis Capital Corporation will be held in at the Palazzo Hotel in Las Vegas, April 29-30, 2011.

William E. Zielke, Chief Executive Officer and Chief Administrative Officer of the Company, stated, “I am very pleased to present the recent achievements of Tongxin International and our plans to maintain our vigorous growth to an audience of Aegis Capital Corporation’s top-producing financial advisors, members of the press, and selected institutions.  I believe that when the investment community learns more about Tongxin’s history of growth for the past 20 years and our initiatives under way the future, they will recognize the opportunity to participate in our growth over the next few years.”

About Tongxin International Ltd.

Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders. Tongxin International Ltd. maintains a network of over 130 customers throughout 21 provinces in China. Headquartered in Changsha, the Company also maintains regional manufacturing in Dali, Ziyang and Zhucheng.  For more information, please visit www.hntx.com.

About Aegis Capital Corporation

Aegis Capital Corporation has been in business for the past 26 years and maintains a conflict free service platform catering to the needs of private clients, institutions and corporations. Founded in 1984 by the current CEO and Chairman, Robert Elde, the Company’s origins were based on servicing the specific needs of an extremely affluent customer base. Today, it is a premiere full-service investment banking firm with 11 locations and employees stretching from Florida to Rochester, NY, with clients in all 50 states and overseas. Aegis is able to bring quality service through its clearing relationships of Penson and JP Morgan. For more information please go to (www.aegiscap.com).

Forward- Looking Statements

Statements contained in this press release, which are not historical fact, constitute Forward-Looking Statements. Actual results may differ materially due to numerous important factors that are described in Tongxin International Ltd.'s reports to the SEC, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International Ltd. does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

Contact

In the U.S.:

Stanley Wunderlich, CEO
Consulting for Strategic Growth 1
Tel: 1-800-625-2236
Fax: 1-646-205-7771
Email: swunderlich@cfsg1.com